

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Darren Jamison
Chief Executive Officer
Capstone Turbine Corporation
16640 Stagg Street
Van Nuys, CA 91406

> **Re: Capstone Turbine Corporation**
> **Registration Statement on Form S-3**
> **Filed March 22, 2021**
> **File No. 333-254547**

Dear Mr. Jamison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology